Exhibit 12.2

Sunstone Hotel Investors, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(numbers in thousands, except ratio amounts)

	Year Ended December 31, 2005	Period October 26, through December 31, 2004	Period January 1, through October 25, 2004	Year Ended December 31,
				2003	2002	2001
Earnings
Earnings from Continuing Operations	$27,586	$(20,145)	$792	$(23,365)	$(4,877)	$(18,066)
Interest Expense and amortization of deferred financing fees	61,982	19,326	43,400	53,441	27,367	39,386

Total	$89,568	$(819)	$44,192	$30,076	$22,490	$21,320

Fixed Charges
Interest Expense and amortization of deferred financing fees	$61,982	$19,326	$43,400	$53,441	$27,367	$39,386
Preferred Dividends	10,973	—	—	—	—	—

Total	$72,955	$19,326	$43,400	$53,441	$27,367	$39,386

Ratio	1.23	(0.04)	1.02	0.56	0.82	0.54

Deficiency	$—	$(20,145)	$—	$(23,365)	$(4,877)	$(18,066)